                                                                                                         ---------------------------
FORM 4                                                                                                           OMB APPROVAL
                                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION             ---------------------------
[ ] Check this box if no longer                            WASHINGTON D.C. 20549                         OMB Number: 3235-0287
    subject to Section 16. Form                                                                          Expires: September 30, 1998
    4 or Form 5 obligations may               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    continue. See Instruction 1(b)                                                                       hours per response......0.5
                                                                                                         ---------------------------
            Filed        pursuant to Section  16(a) of the  Securities  Exchange
                         Act  of  1934,  Section  17(a)  of the  Public  Utility
                         Holding  Company  Act of 1935 or  Section  30(f) of the
                         Investment Company Act 1940
(Print or Type Responses)
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1. Name and Address of Reporting Person*| 2. Issuer Name and Ticker or Trading Symbol       | 6. Relationship of Reporting Person(s)
                                        |                                                   |      to Issuer
                                        |                                                   |      (Check all applicable)
  Seneff, Jr.   James          M.       |     Commercial Net Lease Realty, Inc.   NNN       |    __X__ Director    _____10% Owner
----------------------------------------|---------------------------------------------------|    __X__ Officer (give title below)
 (Last)       (First)        (Middle)   | 3. IRS or Social       | 4. Statement for         |    _____ Other  (specify below)
                                        |     Security Number    |     (Month/Year)         |  Chairman and Chief Executive Officer
450 South Orange Avenue                 |     of Reporting       |    December 1999         |
----------------------------------------|     Person (Voluntary) |--------------------------|---------------------------------------
         (Street)                       |                        | 5. If Amendment,         | 7. Individual of Joint/Group Filing
                                        |                        |     Date of Original     |     (Check Applicable lIne)
                                        |        ###-##-####     |     (Month/Year)         | _X_ Form filed by One Reporting Person
                                        |                        |                          | ___ Form filed by More than One
 Orlando          Florida      32801    |                        |                          |     Reporting Person
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 (City)           (State)      (Zip)    |     Table I - Non Derivative Securities Acquired. Disposed of or Beneficially Owned
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1. Title of Security                    |2. Transaction|3. Transaction |4. Securities Acquired |5. Amount of  |6. Owner  |7. Nature
   (Instr. 3)                           |     Date     |     Code      |     (A) or Dsiposed   | Securities   |   -ship  | of
                                        |  (Month/Day/ |    (Instr. 8) |      of (D)           | Beneficially | Form:    | Indirect
                                        |    Year)     |               |     (Instr. 3,4 and 5)| Owned at End | Direct   | Bene-
                                        |              |---------------|-----------------------| of Month     | (D) or   | ficial
                                        |              |       |       | Amount | (A) |  Price | (Instr. 3    |Indirect  | Owner-
                                        |              | Code  |   V   |        |  or |        |   and 4)     | (I)      | ship
                                        |              |       |       |        | (D) |        |              |(Instr. 4)|(Instr. 4)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |   12/01/99   |       J       | 57,787 |  A  |   (1)  |     845,137  |    I     |   (1)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |   12/03/99   |       P       | 20,000 |  A  |$10.438 |     34,237   |    D     |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |   12/22/99   |       P       |  8,500 |  A  |$10.063 |     845,137  |    I     |   (2)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
Common Stock                            |   12/23/99   |       P       |  2,900 |  A  |$10.063 |     845,137  |    I     |   (2)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |    N/A       |               |        |     |        |     346,172  |    I     |   (3)
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------
                                        |              |               |        |     |        |              |          |
----------------------------------------|--------------|---------------|--------|-----|--------|--------------|----------|----------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)

FORM 4 (CONTINUED)           TABLE II - - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of  Derivative | 2. Conver- | 3. Trans- | 4. Trans- | 5. Number of | 6.
   Date Exer- | 7. Title and Amount | 8. Price of  Security | sion or | action |
   action | Derivative | cisable and | of Underlying | Derivative
     (Instr. 3)         |  Exercise  |     Date   |    Code   |    Securities  |    Expiration   |     Securities      |  Security
                        |  Price of  |    (Month/ | (Instr. 8)|    Acquired    |   (Month/Day/   |    (Instr. 3 and 4) | (Instr. 5)
                        |  Derivative|      Day/  |           |    (A) or Dis- |     Year)       |                     |
                        |  Security  |      Year) |           |    posed of (D)|                 |                     |
                        |            |            |           |                |-----------------|---------------------|
                        |            |            |           |                | Date   | Expira-|       | Amount or   |
                        |            |            |-----------|----------------| Exer-  | tion   | Title | Number of   |
                        |            |            | Code  | V |  (A)  |  (D)   | cisable| Date   |       | Shares      |
                        |            |            |           |       |        |        |        |       |             |

------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------
                        |            |            |       |   |       |        |        |        |       |             |
------------------------|------------|------------|-------|---|-------|--------|--------|--------|-------|-------------|------------

9. Number of Derivative     | 10. Ownership Form of    | 11. Nature of
   Derivative Security      |     Derivative Security; |     Indirect
   Beneficially Owned       |     Direct  (D) or       |     Beneficial
   at End of Month          |     Indirect (I)         |     Ownership
     (Instr. 4)             |       (Instr. 4)         |     (Instr. 4)
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------
                            |                          |
----------------------------|--------------------------|--------------------

Explanation of Responses:

(1)  Shares were acquired by CNL Group, Inc., which is wholly-owned by Mr. Seneff and his spouse, pursuant to the plan of merger with CNL Realty Advisor, Inc.

(2)  Shares were acquired by CNL Group, Inc., which is wholly-owned by Mr. Seneff and his spouse.

(3)  Held by six limited  partnerships  of which Mr. Seneff is a general partner (310,699 shares)and by a trust of which Mr. Seneff serves as trustee (35,473 shares). Mr. Seneff disclaims ownership of these shares, except to the extent of his respective percentage interest in each of these entities.

**   Intentional misstatements or ommissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                            /S/ James M. Seneff, Jr.   Jan. 7, 2000
                                                                                            ----------------------     -------------
                                                                                            Signature of Reporting     Date
                                                                                               Person
Note: File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7/96)

Potential persons who are to respong to the collection of information contained in this form are not required to respond unless the form discplays a currently valid OMB Number.